Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar announces that former CEO of JP Morgan Securities Chris Harvey will join the Greenbriar Board of Directors

November 27th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, November 27th, 2023 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that Chris Harvey will join the Greenbriar Board of Directors effective immediately upon the approval of the TSX Venture Exchange.

Chris was previously CEO of JP Morgan Securities. (part of JP Morgan Chase NYSE: JPM USD $4 Trillion AUM)

Chris began his career at JP Morgan 39 years ago, and helped build out the firm's overall investment banking capabilities. His roles included client banker, head of foreign exchange options, emerging markets derivatives, and then built an advisory and solutions team focused on corporate finance valuation, as well as tax and accounting efficiency. He was also responsible for reputational risk for the firm's investment bank in the Americas.

After spending several years as the Chief Country Officer for Japan, Chris then ran the Wealth Management business for all of Latin America, with his final position as the CEO of JP Morgan Securities for four years.

Chris is from Columbus, Ohio and holds a degree in Economics from Harvard College.

Jeff Ciachurski CEO of Greenbriar says: "We are delighted to have a person of the caliber of Chris Harvey join our team. Chris has spent four decades of exceptional service in the top level of the Global Capital Markets. Chris gives Greenbriar a very insightful position with some of the most efficient guidance on how to maximize shareholder value. I have known Chris Harvey for several years and I am honored to call him a colleague, friend and mentor."

Chris Harvey says: Jeff and Greenbriar have a great team and vision. Together with Sage Ranch, Montalva, and Tommy Sullivan's opportunity for the company to JV or option into his 1,361-acre 3,500 home sustainable subdivision in the fastest growing region in Utah, Greenbriar now has a long runway of building thousands of entry-level and sustainable homes, providing Greenbriar the status of a regional green builder, developer and green energy company.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license"

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Greenbriar is named as one of the top performers on the TSXV Venture Exchange. The 2023 TSX Venture 50 celebrates the strongest performances on the TSX Venture Exchange (the "TSXV" or "the Exchange") over the last year. Comprised of 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the Exchange based on market capitalization growth, share price appreciation and trading volume.

We are extremely proud to have earned a 2023 TSX Venture Top 50 ranking, selected from 1,713 TSXV public companies. Since inception, Greenbriar has demonstrated its ability to successfully make and develop accretive acquisitions resulting in year-over-year asset growth.

Further to our news release of November 15, 2023 granting 200,000 stock options to each director and senior officer, we will add 200,000 stock options at $1.10 for five (5) years to Mr. Harvey.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license"

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF